UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

QuickLogic Corporation

(Exact name of registrant as specified in its charter)

Delaware	000-22671	77-0188504
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2220 Lundy Avenue, San Jose, CA		95131-1816
(Address of principal executive offices)		(Zip Code)

Elias Nader

Chief Financial Officer and Senior Vice-President, Finance

(408) 990-4000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2023 to December 31, 2023.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

QuickLogic Corporation ("QuickLogic", "we" or the "Company") is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2023 to December 31, 2023 (the "Reporting Period").

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain "conflict minerals" (as defined below) are necessary to the functionality or production of such products. Form SD defines "conflict minerals" as: (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold, and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are currently limited to tantalum, tin, and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an "adjoining country," as such term is defined in Form SD (collectively, the "Covered Countries").

The Company's operations may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, the "Covered Products"). As required by Form SD, the Company has conducted a good faith reasonable country of origin inquiry ("RCOI") regarding the conflict minerals included in its Covered Products during the Reporting Period to determine whether any such Conflict Minerals originated in the Covered Countries and/or whether any of the Conflict Minerals were from recycled or scrap sources. Where applicable, the Company has conducted additional due diligence regarding the sources of the Conflict Minerals. The results of the Company's RCOI regarding the Conflict Minerals, as well as its additional due diligence regarding the sources of such Conflict Minerals, are contained in the Company's Conflict Minerals Report, a copy of which is filed as Exhibit 1.01 to this Form SD, and is publicly available at http://ir.quicklogic.com. The reference to the Company's website is provided for convenience only, and its contents are not incorporated by reference into this Form SD, nor are they deemed "filed" with the U.S. Securities and Exchange Commission pursuant to the Exchange Act or the Securities Act of 1933, as amended.

Item 1.02 Exhibit.

The Company's Conflict Minerals Report is included as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits.

Exhibit 1.01	Conflict Minerals Report for the reporting period of January 1, 2023 to December 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 21, 2024	QuickLogic Corporation

/s/ Elias Nader
Elias Nader
Chief Financial Officer, and Senior Vice-President, Finance

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